UNITED STATES	OMB Approval
SECURITIES AND EXCHANGE COMMISSION
	OMB Number	3235-0058
Washington, D.C. 20549	Expires:	April 30, 2009
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SEC FILE NUMBER
FORM 12b-25
CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check One):	[ X ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[ ] Form 10-Q
	[ ] Form 10-D	[ ] Form N-SAR	[ ] Form N-CSR

For Period Ended: December 31, 2007

[   ] Transition Report on Form 10-K

[   ] Transition Report on Form 20-F

[   ] Transition Report on Form 11-K

[   ] Transition Report on Form 10-Q

[   ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Pulmo BioTech Inc. Full Name of Registrant
Former Name if Applicable
1035 Park Avenue, Suite 7B Address of Principal Executive Office (street and Number)
New York, New York 10028-0912 City, State, and Zip Code

 PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

Pulmo BioTech Inc., the survivor of the merger of Lumen Medical Inc. ("Lumen") with and into Acorn Acquisition Corp. (the "Company"), could not complete the filing of its Form 10-KSB for the period ended December 31, 2007 (the "Annual Report") due to its discovery in connection with the audit of its financial statements for the period ended December 31, 2007 that certain previously reported unaudited financial information concerning Lumen contained in the Company's Quarterly Report on Form 10-QSB for the period ended September 30, 2007 (the "Third Quarter Report") and in the Company's Registration Statement on Form S-4 (Registration No. 333-146685) (the "S-4 Registration Statement") is inconsistent with the information previously reported in the Company's Quarterly Report on Form 10-QSB for the period ended June 30, 2007 and to be reported in the Company's Annual Report. The incorrect unaudited financial information in the Third Quarter Report and in the S-4 Registration Statement with respect to Lumen as at and for the periods ended September 30, 2007 involves the understatement by approximately $250,000 in the assets and overstatement of the net loss in the same amount of Lumen and will not have any effect on the previously reported financial information concerning the Company as at September 30, 2007 and for the periods then ended or for the Annual Report. As soon as practicable after the Company files its Annual Report it will file an amended Third Quarter Report and a post-effective amendment to the S-4 Registration Statement.

In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Company will file its Annual Report no later than the fifteenth calendar day following the prescribed due date.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Peter B. Hirshfield	(646)	827-9362
(Name)	(Area Code)	(Telephone Number)

(2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

[X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject or portion thereof? [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Pulmo BioTech Inc..

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 31, 2008	By: /s/ Garry McCann
Garry McCann, President and CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)